UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Ben van Beurden to become Shell Downstream Director

THE HAGUE, The Netherlands, October 10, 2012/PRNewswire-FirstCall/ --

Royal Dutch Shell plc (Shell) today announced the appointment of Ben van Beurden as Downstream Director, effective January 1, 2013. In his new role, van Beurden will become a member of Shell's Executive Committee and will take over from Mark
Williams who will be returning to the United States and leaving the company after 33 years' distinguished service.
Van Beurden, a Dutch national and currently Shell's Executive Vice President
Chemicals, has a masters degree in Chemical Engineering from Delft University in the Netherlands. He joined Shell in 1983 and has held various engineering, plant management and operations and commercial roles in the Netherlands, Africa,
Malaysia, UK and the USA.

Definitions and cautionary statement
Resources: Our use of the term "resources" in this press release includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves. Resources are consistent with the Society of
Petroleum Engineers 2P and 2C definitions.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
''Subsidiaries'', "Shell subsidiaries" and "Shell companies" as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies"
or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this press release, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'',
''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'',
''will'', ''seek'', ''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended 31 December, 2011
(available at http://www.shell.com/investor and http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=investor&URL=http%3A%2F%2Fwww.sec.gov%2F
] ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, 10 October 2012.
Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release. There can be no assurance that dividend payments will match or exceed those set out in this press release in the future, or that they will be made at all.
We use certain terms in this press release, such as resources, that the United
States Securities and Exchange Commission (SEC) guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=investor&URL=http%3A%2F%2Fwww.sec.gov%2F
] . You can also obtain these forms from the SEC by calling 1-800-SEC-0330
ENQUIRIES:
Group Media: +44-207-934-5550

    Shell Investor Relations
    Europe - Tjerk Huysinga: +31-70-377-3996
    United States - Ken Lawrence: +1-713-241-2069

Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 11 October 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary